June 8, 2009
CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY
Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re: American Commercial Lines Inc.
Form 10-K for the year ended December 31, 2008
File Number 000-51562
Dear Mr. Humphrey:
On behalf of American Commercial Lines Inc. (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment dated May 22, 2009 related to the above-noted filing of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2009.
Specific responses to the individual comments are included below. For your convenience, each comment in your letter is repeated in quotations prior to the specific response.
Schedule 14A
Cash Compensation — Annual Bonus Opportunity, page 26
1. Comment: “We note your claim for confidentiality with respect to your performance targets for annual cash bonuses and performance-based restricted stock units, based on a subset of those targets, as referenced on page 28. The causal connection between the disclosure of your performance targets for the most recent audited period and any present or future competitive harm, however, is not entirely clear. If you believe that your performance

American Commercial Lines Inc.
June 8, 2009

targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. You should further discuss, in the future, how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements, ranges or thresholds representing the level of difficulty, or ease, associated with achieving performance goals either as a corporation or for each executive are not sufficient. Refer to Instruction 4 of Item 402(b) of Regulation S-K.”
Response:
Performance Targets for Annual Cash Bonus
As disclosed in our proxy statement, the annual cash bonuses paid to the Company’s named executive officers are based on the achievement of a combination of financial measures and business objectives. As disclosed in our proxy statement, the financial measures (equivalent to 70 percent of the total) include earnings per share (“EPS”) (equivalent to 40 percent) and earnings before interest, taxes, depreciation and amortization (“EBITDA”) (equivalent to 30 percent) (the “Budgeted Financial Measures”). The business objectives (equivalent to 30 percent of the total) include safety (10 percent), environmental (5 percent), 10K barrel liquid turn rate (2.5 percent), covered hopper stationary days (2.5 percent), SG&A as a percentage of revenues (5 percent) and average working capital as a percentage of revenues (5 percent) (the “Budgeted Business Objectives” and together with the Budgeted Financial Measures, the “Budgeted Performance Goals”).
As disclosed in our proxy statement, the Company sets Budgeted Performance Goals based on projections of the Budgeted Financial Measures and Budgeted Business Objectives, and the Company has never disclosed and has maintained the confidentiality of its yearly Budgeted Performance Goals. The Company submits that disclosure of the Budgeted Performance Goals would result in competitive harm for the reasons described below and such confidential information is not required to be disclosed in accordance with Instruction 4 of Item 402(b) of Regulation S-K.
The Company faces intense competition from other companies in the transportation and manufacturing fields. In particular, we compete with other carriers for transportation services on the inland waterways primarily on the basis of commodity shipping rates, but also with respect to customer service, available routes, value-added services, information timeliness, quality of equipment, accessorial terms, freight payment terms, free days and demurrage days. In addition, we compete within the inland barge and towboat manufacturing industry on the basis of quality of manufacture, delivery schedule, design capabilities and price.
The primary competitive harm to the Company that would result from disclosure of the Budgeted Business Objectives is that, based on such information, competitors could use such information to lure away customer contracts both from our transportation business and our

American Commercial Lines Inc.
June 8, 2009

manufacturing business. For example, disclosure of operational performance measures such as safety and environmental targets would allow our competitors to compare their own safety and environmental statistics and use such information to persuade customers to contract with our competitors based on potentially more favorable statistics in these operational measures. Similarly, competitors could use information on the Company’s targeted 10K barrel liquid turn rate and covered hopper stationary days to make similar comparisons in order to lure away customer contracts. In addition, the Company’s primary competitors do not publicly disclose similar Budgeted Business Objectives for their businesses. These competitors would have an unfair competitive advantage over the Company by having the Company’s Budgeted Business Objectives available to them. This would create an uneven playing field within an intensely competitive industry.
Another potentially harmful result of disclosure of the confidential Budgeted Business Objectives would be the advantage that such information could give potential litigants of the Company. The nature of our business exposes us to the potential for legal proceedings related to personal injury, property damage and environmental matters. Disclosure of operational performance measures such as safety and environmental targets could lead third parties or other potential litigants to second guess why we have chosen certain safety and environmental measures as our targets of good performance. These parties could attempt to argue that such measures should be zero and that any target above zero could suggest a degree of indifference on the part of the Company for responsibility over these matters.
The Company also faces competitive harm from disclosure of Budgeted Financial Measures. The primary competitive harm to the Company that could result from disclosure of the Budgeted Financial Measures for a given year is that competitors, customers and third parties could use the information on budgeted targets for company-wide performance to infer strategic business goals, ability (or lack thereof) to be flexible in achieving such strategic goals, the Company’s cash and other resources available to accomplish these goals and our expectations for management regarding contract renewals and extensions. A significant portion of the Company’s revenue is derived from affreightment and barge manufacturing contracts with customers. The negotiated operating margins across these contracts vary significantly depending on the specific details of each affreightment contract or barge construction contract. The differences in margin are driven by a myriad of factors and if the Company is required to disclose its specific blended, budgeted EPS and budgeted EBITDA targets, customers who are very knowledgeable about our business would be able to gain an upper hand in their negotiations for contract renewals and extensions. For example, customers that make up a significant portion of budgeted revenue can use that insight into our business strategy to leverage their value as a large customer to gain more favorable pricing terms. Accordingly, budgeted EBITDA for the current or future years are extremely sensitive information that, if disclosed, would compromise the Company’s ability to negotiate optimal pricing and terms and conditions with our customers.
Similarly, a competitor would also have enough knowledge of our business to use the reported versus anticipated results of our Budgeted Financial Measures as a way to evaluate whether our business is vulnerable to pricing challenges. For example, if a competitor knows

American Commercial Lines Inc.
June 8, 2009

that the Company is not meeting anticipated results, the competitor could lure customers away from the Company by offering more favorable pricing terms knowing that the Company likely cannot offer equal or better terms because of the risk of not meeting budgeted targets. Accordingly, disclosure of Budgeted Financial Measures would harm the Company’s future business strategy and harm its ability to compete in an intensely competitive field.
One final reason why the disclosure of Budgeted Performance Goals would cause competitive harm to the Company is the risk that the Budgeted Performance Goals will be mischaracterized by competitors, customers and members of the investment community as future guidance or financial forecasts. In 2008, the Company discontinued its policy of providing earnings guidance for the Company. The Company made this decision after evaluating the opportunities and risks associated with our business and concluding that it was difficult to predict our future operating results within a meaningful range. The Company is concerned that competitors, customers and members of the investment community will mischaracterize Budgeted Performance Goals as earnings guidance and consider the comparison of budgeted versus actual performance as a means of determining the future financial expectations of the Company and its assets. Any resulting stock price volatility due to the mischaracterization of this information will be harmful to the Company and its stockholders. It is because of the inherent uncertainty when establishing performance targets and because of the potential competitive harm that the disclosure of Budgeted Performance Goals would have on the Company’s future business strategy that the Company does not otherwise disclose future guidance or financial forecasts.
We believe that the Company’s stockholders understand the sensitive nature of these Budgeted Performance Goals and the internal strategy implicated by these budgeted numbers. We further believe that the stockholders would agree that the interests of the Company are better served by keeping the Budgeted Business Objectives and current and future year Budgeted Financial Measures confidential. However, in future filings, we will disclose Budgeted Financial Measures for the completed fiscal year to the extent that such Budgeted Financial Measures are material to the understanding of the Company’s compensation of the named executive officers.
Furthermore, we confirm that if in future years named executive officer compensation is based in part on Budgeted Business Objectives and the Company withholds the Budgeted Business Objectives based on a finding of competitive harm, the Company will continue to include a detailed discussion of the level of difficulty in meeting those performance targets in future filings.
Performance Targets for Performance-Based Restricted Stock Units
The rules relating to the disclosure in the Compensation Discussion & Analysis (“CD&A”) clearly call for disclosure of only the “material” elements and policies underlying a company’s compensation program. The preamble to Item 402(b) of Regulation S-K states “The discussion shall explain all material elements of the registrant’s compensation of the

American Commercial Lines Inc.
June 8, 2009

named executive officers.” [emphasis added] See also the preamble to Item 402(b)(2) of Regulation S-K which states “While the material information to be disclosed under the [CD&A] will vary depending upon the facts and circumstances...” [emphasis added] Further, Instructions 1 and 3 to Item 402(b) of Regulation S-K both provide that the CD&A should focus on the material information and principles necessary to an understanding of a company’s compensation policies and decisions regarding the compensation paid to the named executive officers during the prior fiscal year.
Mindful of the requirement to focus only on the material information necessary to an understanding of the Company’s compensation decisions and the fact that we disclose in our proxy statement that performance-based criteria for each of the 2006, 2007 and 2008 three-year award periods have not resulted in a payment of performance-based restricted stock units to the Company’s named executive officers, we do not believe that it is appropriate to disclose the budgeted EBITDA and EPS targets for the performance-based equity awards. If in future years, named executive officers receive performance-based equity awards based on the achievement of budgeted EBTIDA and EPS targets, we will disclose such targets once payout of those awards is made for the completed three-year performance period.
With respect to current or future year budgeted EBITDA and EPS targets, the Company maintains that the same competitive harm arguments that support the exclusion of current or future year budgeted EBITDA and EPS targets set forth above also apply with respect to the performance targets for performance-based restricted stock units.
Management’s Discussion and Analysis
Consolidated Financial Overview, page 41
2. Comment: “We note you have included a table on page 42 enumerating certain items that you believe enhance the clarity of comparison of your results for the last two years. Although the identification of these items may be useful to a discussion of the comparability of your results, this table shows adjusted net income amounts, which you refer to as “Net income after identified non-comparable expenses (income).” It appears you have presented a non-GAAP measure that does not comply with FR-65. Please revise to delete the presentation of adjusted net income amounts.”
Response: Please see response to Comment #4.
3. Comment: “In the second paragraph following the table on page 42, please delete the discussion of adjusted net income amounts, for the year 2008 compared to the year 2007, that are exclusive of the total of the non-comparable items set forth in the table on page 42.”
Response: Please see response to Comment #4.
4. Comment: “On page 43, similarly revise the discussion of adjusted amounts (i.e., exclusive of significant items) for the year 2007 compared to the year 2006.”

American Commercial Lines Inc.
June 8, 2009

Response: Item 10(e) of Regulation S-K as set forth in the Commission’s Final Rule for Conditions for Use of Non-GAAP Financial Measures (“FR-65”) states that a registrant may use non-GAAP financial measures in filings with the Commission so long as the registrant provides: (i) a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP; (ii) a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; and (iii) a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations.
We respectfully submit that our presentation beginning on page 42 complies with these requirements set forth in FR-65. Specifically, the presentation sets forth (i) the 2008 and 2007 values for net income, the most directly comparable financial measure calculated in accordance with GAAP; (ii) a table that reconciles the difference between net income and net income after identified non-comparable expenses, the non-GAAP financial measure presented by the Company; and (iii) a statement that management’s sole reason for the inclusion of the non-GAAP financial measure is to enhance clarity of comparison of the results for 2008 and 2007.
We note that FR-65 prohibits the adjustment of a non-GAAP financial measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when (i) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (ii) there was a similar charge or gain within the prior two years. However, we respectfully submit that exclusion of the non-comparable items set forth in the table on page 42 do not fall within the prohibitions set forth in FR-65. The only item that appears in both 2008 and 2007 is “debt retirement expenses.” However, given the nature of these expenses, it was reasonably likely that they would not recur within two years. As we disclosed in our annual report on Form 10-K, debt retirement expenses in 2008 resulted from the second quarter amendment of the Company’s credit facility. Whereas, debt retirement expenses in 2007 were incurred on both the retirement of the Company’s then existing asset-based revolver in the second quarter and on the retirement of the Company’s 9.5 % Senior Notes in the first quarter of that year. Because these charges are the result of the retirement of different debt facilities, these charges are not recurring or similar charges that are prohibited under FR-65.
Furthermore, we note that our presentation beginning on page 42 is permissible pursuant to the Staff’s informal guidance on non-GAAP disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). In Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, the Staff notes that “while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.” Question 8 goes on to state that “It is permissible and may well be necessary to identify, discuss, and analyze material restructuring charges and other items, whether they are recurring or non-recurring in Management’s Discussion and Analysis

American Commercial Lines Inc.
June 8, 2009

of Financial Condition and Results of Operations. Depending on the nature and materiality of the charge or other item, it will likely be necessary to discuss the nature of such charges or other items, their recurring or non-recurring nature, their significance to an investor in evaluating the company’s financial condition and/or results of operations and whether they relate to material known trends, events or uncertainties that must be disclosed.”
Accordingly, the MD&A in our Form 10-K presents the comparison of 2008 to 2007 and the reference in the second paragraph following the table on page 42 enumerates certain items that we believed enhanced the clarity of comparisons of our results for the last two years. We also included a table which reconciled the non-GAAP financial measure to Net Income. Also, in the paragraph immediately prior to the table, we discussed management’s sole reason for the table’s inclusion. As noted in that paragraph we believed we had explained that the items enumerated were “appropriately included in the determination of net income of 2008 and 2007.” Our intent was not to reduce the focus or impact of the items and their effect on net income under GAAP, but rather to simplify the comparisons of the two years’ results for the reader by first discussing significant infrequently occurring items, appropriate under GAAP, that did not recur in the periods under comparison and then discussing the remaining changes in operating income and changes in other items recurring in both periods. We believed that tabular presentation of non-comparable items reduced the complexity of a narrative explanation of such items in accordance with the “plain English” directives for disclosure.
Consolidated Financial Statements
Statement of Cash Flows, page 76
5. Comment: “In your calculation of cash from financing activities, you have included outstanding checks. It is unclear how outstanding checks are a financing activity. Please explain on a supplemental basis. Also, tell us how such amounts are reflected in your balance sheet. In this regard, please tell us whether or not you have increased your cash balances by reinstating outstanding checks. If so, tell us what accounting literature you relied upon in determining that such a presentation would be appropriate.”
Response: We have historically presented an amount in the Financing Activities Section of our Statement of Cash Flows described as “Outstanding Checks.” Outstanding Checks represent checks that have been written by us, which have not yet been presented to the bank for payment on our controlled disbursements accounts. Our controlled disbursement accounts are “zero balance” accounts and are linked to our master funding account. Each day, if necessary, we borrow sufficient funds under our revolving credit agreement to fully fund all presented checks, ACH transactions and wires, generally leaving residual cash balances in the master funding account. In addition, the Company maintains bank accounts in other institutions which generally have positive cash balances. Essentially, the balance in Outstanding Checks represents amounts payable to third parties and is included in accounts payable on our Statement of Financial Position. Because checks have been written but not presented for payment we regard the balance (or the float) to be a financing activity as in many cases if the checks were presented they would require additional borrowings under our

American Commercial Lines Inc.
June 8, 2009

revolving credit agreement. The specific literature underlying our decision includes FASB Statement 95, paragraph 7, stating that “The total amounts of cash and cash equivalents at the beginning and end of the period shall be the same amounts as similarly titled line items or subtotals shown in the statement of financial position...” We also relied on the AICPA’s technical practice aids Section 1300.15 which reiterated the FASB Statement 95 requirement above that cash and cash equivalents at the beginning and end of the period should tie to the Statement of Financial Position and went on to state that bank overdrafts should be classified as current liabilities and that “The net change in overdrafts during the period is a financing activity.” We agree that reclassifying all outstanding checks to current liabilities is not appropriate when some level of such checks is covered by funds on deposit. However, we believe that our treatment of unpresented checks on zero-balance accounts is most analogous to that of bank overdrafts. At the date of substantially any Statement of Financial Position, our borrowings are designed to cover only presented checks, ACH transactions and outgoing wires and are generally insufficient to fund unpresented checks. We therefore treated the change in Outstanding Checks as a financing activity. We propose prospectively adding an explanatory statement to our Accounting Policies footnote to include additional disclosure regarding our practice.
Exhibit 10.36
6. Comment: “We note that you have incorporated by reference Exhibit 10.36. This filing includes schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including all exhibits and schedules.”
Response: In accordance with this comment, we have filed the Credit Agreement dated April 27, 2007, by and among American Commercial Lines LLC, Jeffboat LLC, and ACL Transportation Services LLC, and Wells Fargo Bank, National Association as administrative agent, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents, Fortis Capital Corp. and LaSalle Bank National Association as co-documentation agents, and Branch Banking and Trust Company, Fifth Third Bank, National City Bank, PNC Bank National Association, SunTrust Bank, U.S. Bank National Association, and Wachovia Bank, N.A. as syndicate members, including all Exhibits and Schedules with certain confidential information for which we have requested confidential treatment redacted, as an amendment to our Current Report on Form 8-K originally filed with the Commission on May 3, 2007.
Exhibit 10.59
7. Comment: “We note that you have incorporated by reference Exhibit 10.59. This filing includes schedules and exhibits listed at the end of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including all exhibits and schedules.”
Response: In accordance with this comment, we have filed Amendment No. 6 to the Credit Agreement, dated as of February 20, 2009, which amended that certain Credit Agreement,

American Commercial Lines Inc.
June 8, 2009

dated as of April 27, 2007, by and among the Borrowers and Wells Fargo Bank, National Association as administrative agent, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents, Fortis Capital Corp. and Bank of America, N.A. (as successor to La Salle Bank National Association) as co-documentation agents, and the financial institutions party thereto from time to time, including all Exhibits and Schedules as an amendment to our Current Report on Form 8-K originally filed with the Commission on February 23, 2009.
8. Comment: “Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.”
Response: We confirm that to the extent they are required, we will file all exhibits in full and include all attachments, schedules and exhibits in the future, with the protections afforded under regulations regarding competitively harmful or potentially misleading information.
Should you have any other questions, please do not hesitate to contact the undersigned at (212) 918-8270.
Sincerely,

/s/ Amy Bowerman Freed Amy Bowerman Freed
Hogan & Hartson LLP
CC:
Kristen Shifflett, United States Securities and Exchange Commission
Matthew Spitzer, United States Securities and Exchange Commission

[Letterhead of American Commercial Lines Inc.]
June 8, 2009
CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY
Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re: American Commercial Lines Inc.
Form 10-K for the year ended December 31, 2008
File Number 000-51562
Dear Mr. Humphrey:
In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated May 22, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2008, American Commercial Lines Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact the undersigned at (812) 288-0393.

Sincerely,
/s/ Thomas R. Pilholski
Thomas R. Pilholski
Chief Financial Officer American Commercial Lines Inc.